Filed Pursuant to Rule 424(b)(2)
Registration No. 333-171806
3,473,256 Units $10 principal amount per unit CUSIP No. 78008Q308	Pricing Date Settlement Date Maturity Date	October 25, 2012 November 2, 2012 November 8, 2013

Coupon Bearing Notes Linked to the Common Stock of Citigroup Inc.

•	Maturity of approximately one year

•	Interest payable quarterly at the rate of 8.50% per year

•	No participation in any increase in the price of the Underlying Stock, and the Redemption Amount at maturity will not exceed the Original Offering Price per unit

•	1-to-1 downside exposure to decreases in the Underlying Stock beyond a 7% decline, with up to 93% of your principal at risk

•	All payments on the notes subject to the credit risk of Royal Bank of Canada

•	Limited secondary market liquidity, with no exchange listing

•
The notes are unsecured debt securities and are not savings accounts or insured deposits of a bank. The notes are not insured or guaranteed by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation, or any other governmental agency of Canada or the United States

The notes are being issued by Royal Bank of Canada (“RBC”). There are important differences between the notes and a conventional debt security, including different investment risks.  See “Risk Factors” on page TS-5 of this term sheet and beginning on page S-7 of product supplement CBN-1.
_________________________

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus (as defined below) is truthful or complete.  Any representation to the contrary is a criminal offense.
_________________________

	Per Unit	Total

Public offering price(1)	$10.000	$34,732,560.00

Underwriting discount	$0.175	$ 607,819.80

Proceeds, before expenses, to RBC	$9.825	$34,124,740.20

(1)	Plus accrued interest from the scheduled settlement date, if settlement occurs after that date.

The notes:
Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

Merrill Lynch & Co.
October 25, 2012

Coupon Bearing Notes
Linked to the Common Stock of Citigroup Inc., due November 8, 2013

Summary
The Coupon Bearing Notes Linked to the Common Stock of Citigroup Inc., due November 8, 2013 (the “notes”) are our senior unsecured debt securities. The notes are not guaranteed or insured by the Canada Deposit Insurance Corporation or the U.S. Federal Deposit Insurance Corporation or secured by collateral. The notes will rank equally with all of our other unsecured and unsubordinated debt. Any payments due on the notes, including any repayment of principal, will be subject to the credit risk of RBC. The notes provide quarterly interest payments. If the Ending Value is at or above the Threshold Value, the Redemption Amount will equal the principal amount.  If the Ending Value is less than the Threshold Value, the Redemption Amount will be less, and possibly significantly less, than the principal amount of your notes.

The terms and risks of the notes are contained in this term sheet and the documents listed below (together, the “Note Prospectus”).  The documents have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website as indicated below or obtained from MLPF&S by calling 1-866-500-5408:

▪	Product supplement CBN-1 dated October 12, 2012:
http://www.sec.gov/Archives/edgar/data/1000275/000121465912004510/f1011121424b5.htm

▪	Series E MTN prospectus supplement dated January 28, 2011:
http://www.sec.gov/Archives/edgar/data/1000275/000121465911000311/m127114424b3.htm

▪	Prospectus dated January 28, 2011:
http://www.sec.gov/Archives/edgar/data/1000275/000121465911000309/f127115424b3.htm

Before you invest, you should read the Note Prospectus, including this term sheet, for information about us and this offering.  Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement CBN-1. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to RBC.

Terms of the Notes		Redemption Amount Determination
Issuer:	Royal Bank of Canada (“RBC”)
In addition to interest payable, on the maturity date, you will receive a cash payment per unit determined as follows:

  In this case, you will receive a payment that
  is less, and possibly significantly less,
  than the Original Offering Price.

Original Offering Price:	$10 per unit
Term:	Approximately one year
Underlying Stock:	Common stock of Citigroup Inc. (the “Underlying Company”) (NYSE symbol: C)
Starting Value:	37.33 (the Volume Weighted Average Price on the pricing date)
Volume Weighted Average Price:
The volume weighted average price (rounded to two decimal places) shown on page “AQR” on Bloomberg L.P. for trading in shares of the Underlying Stock taking place from approximately 9:30 a.m. to 4:02 p.m. on all U.S. exchanges.

Ending Value:
The Closing Market Price of the Underlying Stock on the valuation date, multiplied by the Price Multiplier. The valuation date is subject to postponement in the event of Market Disruption Events, as described beginning on page S-18 of product supplement CBN-1.

Valuation Date:	November 1, 2013
Interest Rate:	8.50% per year
Interest Payment Dates:	Quarterly, on February 8, 2013, May 8, 2013, August 8, 2013 and the maturity date
Threshold Value:	34.72 (93.00% of the Starting Value, rounded to two decimal places)
Price Multiplier:	1, subject to adjustment for certain corporate events relating to the Underlying Stock described beginning on page S-21 of product supplement CBN-1.
Calculation Agent:	Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”).
Fees Charged:	The public offering price of the notes includes the underwriting discount of $0.175 per unit as listed on the cover page and an additional charge of $0.075 per unit more fully described on page TS-7.

Coupon Bearing Notes

Coupon Bearing Notes
Linked to the Common Stock of Citigroup Inc., due November 8, 2013

Investor Considerations

You may wish to consider an investment in the notes if:	The notes may not be an appropriate investment for you if:

▪     You anticipate that the Ending Value will be greater than or equal to the Threshold Value.

▪     You seek interest payments on your investment.

▪     You accept that the maximum return on the notes is limited to the sum of the quarterly interest payments, and that you will not participate in any increases in the price of the Underlying Stock.

▪     You accept that your investment will result in a loss, which could be significant, if the Ending Value is below the Threshold Value.

▪     You are willing to forgo dividends or other benefits of owning shares of the Underlying Stock.

▪     You are willing to accept a limited market for sales prior to maturity, and understand that the market prices for the notes, if any, will be affected by various factors, including our actual and perceived creditworthiness, and the fees charged on the notes, as described on page TS-2.

▪     You are willing to assume our credit risk, as issuer of the notes, for all payments under the notes, including the Redemption Amount.

▪     You anticipate that the Ending Value will be less than the Threshold Value.

▪     You anticipate that the price of the Underlying Stock will increase substantially and seek to participate in that increase.

▪     You seek 100% principal protection or preservation of capital.

▪     In addition to interest payments, you seek an additional return above the principal amount.

▪     You seek to receive dividends or other distributions paid on the Underlying Stock.

▪     You seek an investment for which there will be a liquid secondary market.

▪     You are unwilling or are unable to take market risk on the notes or to take our credit risk as issuer of the notes.

We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

Hypothetical Payments at Maturity

The following examples are for purposes of illustration only. They are based on hypothetical values and show hypothetical payments on the notes. The actual amount you receive and the resulting return will depend on the actual Starting Value, Threshold Value, Ending Value,  and term of your investment. The following examples do not take into account any tax consequences from investing in the notes. These examples are based on:

1)	a Starting Value of 100.00;

2)	a Threshold Value of 93.00;

3)	the term of the notes from November 2, 2012 to November 8, 2013; and

4)	the interest rate of 8.50% per year.

The hypothetical Starting Value of 100.00 used in these examples has been chosen for illustrative purposes only.  The actual Starting Value is 37.33, which was the Volume Weighted Average Price of the Underlying Stock on the pricing date.  For recent actual prices of the Underlying Stock, see “The Underlying Stock” section below.  In addition, all payments on the notes are subject to issuer credit risk.

Example 1

The Ending Value is 115.00 (115.00% of the Starting Value)

The Ending Value is greater than the Starting Value and the Threshold Value. Consequently, in addition to the quarterly interest payments, you will receive the principal amount of $10.00 on the maturity date. You will not participate in the increase of the value of the Underlying Stock.

Example 2

The Ending Value is 98.00 (98.00% of the Starting Value)

The Ending Value is less than the Starting Value but greater than the Threshold Value. Consequently, in addition to the quarterly interest payments, you will receive the principal amount of $10.00 on the maturity date.

Coupon Bearing Notes

Coupon Bearing Notes
Linked to the Common Stock of Citigroup Inc., due November 8, 2013

Example 3

The Ending Value is 70.00 (70.00% of the Starting Value)

The Ending Value is less than the Starting Value and the Threshold Value. Consequently, you will receive the quarterly interest payments, however, you will also participate on a 1-for-1 basis in the decrease in the price of the Underlying Stock below the Threshold Value. The Redemption Amount per unit will equal:

On the maturity date, you will receive the Redemption Amount per unit of $7.70.

Summary of the Hypothetical Examples

	Example 1	Example 2	Example 3

	The Ending Value is greater than or equal to the Starting Value and the Threshold Value	The Ending Value is less than the Starting Value but greater than or equal to the Threshold Value	The Ending Value is less than the Starting Value and the Threshold Value

Starting Value	100.00	100.00	100.00

Ending Value	115.00	98.00	70.00

Threshold Value	93.00	93.00	93.00

Interest Rate (per year)	8.50%	8.50%	8.50%

Redemption Amount per Unit	$10.00	$10.00	$7.70

Total Return of the Underlying Stock (1)	15.11%	-1.89%	-29.89%

Total Return on the Notes (2)	8.64%	8.64%	-14.36%

(1)	The total return of the Underlying Stock assumes:

(a)	the percentage change in the price of the Underlying Stock from the Starting Value to the Ending Value;

(b)	a constant dividend yield of 0.11% per year; and

(c)	no transaction fees or expenses.

(2)	The total return on the notes includes interest paid on the notes from November 2, 2012 to November 8, 2013.

Coupon Bearing Notes

Coupon Bearing Notes
Linked to the Common Stock of Citigroup Inc., due November 8, 2013

Risk Factors

There are important differences between the notes and a conventional debt security. An investment in the notes involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the notes in the “Risk Factors” sections beginning on page S-7 of product supplement CBN-1, page 1 of the MTN prospectus supplement, and page 1 of the prospectus identified above under “Summary.” We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

▪	Depending on the performance of the Underlying Stock as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.

▪	Your yield may be less than the yield you could earn by owning a conventional debt security of comparable maturity.

▪
Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes.  If we become insolvent or are unable to pay our obligations, you may lose your entire investment.

▪	You will not participate in any increase in the price of the Underlying Stock.

▪
Your investment return, if any, is limited to the return represented by the periodic interest payments over the term of the notes, and may be less than a comparable investment directly in the Underlying Stock.

▪
If you attempt to sell the notes prior to maturity, their market value may be lower than the price you paid for the notes due to, among other things, the inclusion of fees charged for developing, hedging and distributing of the notes, as described on page TS-7 and various credit, market and economic factors that interrelate in complex and unpredictable ways.

▪	A trading market is not expected to develop for the notes. We, MLPF&S and our respective affiliates are not obligated to make a market for, or to repurchase, the notes.

▪
Our business, hedging and trading activities, and those of MLPF&S and our respective affiliates (including trading in shares of the Underlying Stock), and any hedging and trading activities we, MLPF&S or our respective affiliates engage in for our clients’ accounts, may affect the market value and return of the notes and may create conflicts of interest with you.

▪
The Underlying Company will have no obligations relating to the notes, and neither we nor MLPF&S will perform any due diligence procedures with respect to the Underlying Company in connection with this offering.

▪	You will have no rights of a holder of the Underlying Stock, and you will not be entitled to receive shares of the Underlying Stock or dividends or other distributions by the Underlying Company.

▪
While we, MLPF&S or our respective affiliates may from time to time own shares of the Underlying Company, we, MLPF&S and our respective affiliates do not control the Underlying Company, and are not responsible for any disclosure made by the Underlying Company.

▪
The Redemption Amount will not be adjusted for all corporate events that could affect the Underlying Stock.  See “Description of the Notes—Anti-Dilution Adjustments” beginning on page S-21 of product supplement CBN-1.

▪	There may be potential conflicts of interest involving the calculation agent. We have the right to appoint and remove the calculation agent.

▪
The U.S. federal income tax consequences of the notes are uncertain, and may be adverse to a holder of the notes.  See “Summary of U.S. Federal Income Tax Consequences” below and “U.S. Federal Income Tax Summary” beginning on page S-29 of product supplement CBN-1.

Coupon Bearing Notes

Coupon Bearing Notes
Linked to the Common Stock of Citigroup Inc., due November 8, 2013

The Underlying Stock

We have derived the following information from publicly available documents published by the Underlying Company. We have not performed any independent review of the following information. Citigroup Inc. is a diversified financial services holding company that provides a broad range of financial services to consumer and corporate customers around the world. The company's services include investment banking, retail brokerage, corporate banking, and cash management products and services.

Because the Underlying Stock is registered under the Securities Exchange Act of 1934, the Underlying Company is required to file periodically certain financial and other information specified by the SEC. Information provided to or filed with the SEC by the Underlying Company can be located at the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549 or through the SEC’s web site at http://www.sec.gov by reference to SEC CIK number 831001.

This term sheet relates only to the notes and does not relate to the Underlying Stock or to any other securities of the Underlying Company. None of us, MLPF&S, or any of our respective affiliates has participated or will participate in the preparation of the Underlying Company’s publicly available documents. None of us, MLPF&S, or any of our respective affiliates has made any due diligence inquiry with respect to the Underlying Company in connection with the offering of the notes. None of us, MLPF&S, or any of our respective affiliates makes any representation that the publicly available documents or any other publicly available information regarding the Underlying Company are accurate or complete. Furthermore, there can be no assurance that all events occurring prior to the date of this term sheet, including events that would affect the accuracy or completeness of these publicly available documents that would affect the trading price of the Underlying Stock, have been or will be publicly disclosed. Subsequent disclosure of any events or the disclosure of or failure to disclose material future events concerning the Underlying Company could affect the value of the Underlying Stock and therefore could affect your return on the notes.  The selection of the Underlying Stock is not a recommendation to buy or sell the Underlying Stock.

The Underlying Stock trades on the New York Stock Exchange under the symbol “C”.

Historical Data

The following table shows the quarterly high and low Closing Market Prices of the shares of the Underlying Stock on its primary exchange from the first quarter of 2007 through the pricing date. We obtained this historical data from Bloomberg L.P.  We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P.

		High ($)	Low ($)
2007	First Quarter	552.50	487.50
	Second Quarter	552.00	510.50
	Third Quarter	528.40	453.00
	Fourth Quarter	483.20	292.90

2008	First Quarter	296.90	186.20
	Second Quarter	268.10	167.60
	Third Quarter	211.20	140.30
	Fourth Quarter	230.00	37.70

2009	First Quarter	74.60	10.20
	Second Quarter	40.20	26.80
	Third Quarter	52.30	25.90
	Fourth Quarter	50.00	32.00

2010	First Quarter	43.10	31.50
	Second Quarter	49.70	36.30
	Third Quarter	43.00	36.60
	Fourth Quarter	48.10	39.50

2011	First Quarter	51.30	43.90
	Second Quarter	46.00	36.81
	Third Quarter	42.88	23.96
	Fourth Quarter	34.17	23.11

2012	First Quarter	38.08	28.17
	Second Quarter	36.87	24.82
	Third Quarter	34.79	25.24
	Fourth Quarter (through the pricing date)	38.43	32.75

This historical data on the Underlying Stock is not necessarily indicative of the future performance of the Underlying Stock or what the value of the notes may be. Any historical upward or downward trend in the price per share of the Underlying Stock during any period set forth above is not an indication that the price per share of the Underlying Stock is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the prices and trading pattern of the Underlying Stock.

Coupon Bearing Notes

Coupon Bearing Notes
Linked to the Common Stock of Citigroup Inc., due November 8, 2013

Supplement to the Plan of Distribution

We will deliver the notes against payment therefor in New York, New York on a date that is greater than three business days following the pricing date.  Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade the notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange.  In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units.

If you place an order to purchase the notes, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account.

MLPF&S may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices.  MLPF&S may act as principal or agent in these market-making transactions; however it is not obligated to engage in any such transactions.

The distribution of the Note Prospectus in connection with these offers or sales will be solely for the purpose of providing investors with the description of the terms of the notes that was made available to investors in connection with their initial offering.  Secondary market investors should not, and will not be authorized to, rely on the Note Prospectus for information regarding RBC or for any purpose other than that described in the immediately preceding sentence.

Role of MLPF&S

Under our distribution agreement with MLPF&S, MLPF&S will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount.  The public offering price includes, in addition to the underwriting discount, a charge of approximately $0.075 per unit, reflecting an estimated profit earned by MLPF&S from transactions through which the notes are structured and resulting obligations hedged.  Actual profits or losses from these hedging transactions may be more or less than this amount. In entering into the hedging arrangements for the notes, we seek competitive terms and may enter into hedging transactions with MLPF&S or one of its subsidiaries or affiliates.

All charges related to the notes, including the underwriting discount and the hedging related costs and charges, reduce the economic terms of the notes.  For further information regarding these charges, our trading and hedging activities and conflicts of interest, see "Risk Factors—General Risks Relating to the Notes” beginning on page S-7 and “Use of Proceeds and Hedging” on page S-16 of product supplement CBN-1.

Coupon Bearing Notes

Coupon Bearing Notes
Linked to the Common Stock of Citigroup Inc., due November 8, 2013

Summary of Canadian Federal Income Tax Consequences

In the opinion of Norton Rose Canada LLP, our Canadian tax counsel, interest on a note (including amounts deemed for purposes of the Income Tax Act (Canada) (“ITA”) to be interest) that is paid or credited, or deemed for purposes of the ITA to be paid or credited, to a Non-resident Holder (as that term is defined in the section entitled “Tax Consequences – Canadian Taxation” in the accompanying prospectus) will not be subject to Canadian non-resident withholding tax provided the Index is not a proxy for the profit of Royal Bank of Canada, as described in and subject to the qualifications set out in the section entitled “Tax Consequences – Canadian Taxation” in the accompanying prospectus.

For a further discussion of the material Canadian federal income tax consequences relating to an investment in the notes, please see the section entitled “Supplemental Discussion of Canadian Federal Income Tax Consequences” in the product supplement dated October 12, 2012, the section entitled “Certain Income Tax Consequences” in the prospectus supplement dated January 28, 2011, and the section entitled “Tax Consequences” in the prospectus dated January 28, 2011.

Summary of U.S. Federal Income Tax Consequences

You should consider the U.S. federal income tax consequences of an investment in the notes, including the following:

▪	There is no statutory, judicial, or administrative authority directly addressing the characterization of the notes.

▪
You agree with us (in the absence of an administrative determination, or judicial ruling to the contrary) to characterize and treat the notes for all tax purposes as an income-bearing pre-paid cash settled derivative contract linked to the Underlying Stock.

▪
Under this characterization and tax treatment of the notes, we intend to take the position that the stated periodic interest payments constitute taxable ordinary income to a U.S. Holder (as defined beginning on page S-30 of product supplement CBN-1) at the time received or accrued in accordance with the U.S. Holder’s regular method of accounting. Upon receipt of a cash payment at maturity or upon a sale or exchange of the notes prior to maturity (other than amounts representing accrued stated periodic interest payments), a U.S. Holder generally will recognize capital gain or loss. This capital gain or loss generally will be long-term capital gain or loss if you hold the notes for more than one year.

▪	No assurance can be given that the IRS or any court will agree with this characterization and tax treatment.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws. You should review carefully the discussion under the section entitled “U.S. Federal Income Tax Summary” beginning on page S-29 of product supplement CBN-1.

Coupon Bearing Notes

Coupon Bearing Notes
Linked to the Common Stock of Citigroup Inc., due November 8, 2013

Validity of the Notes

In the opinion of Norton Rose Canada LLP, the issue and sale of the notes has been duly authorized by all necessary corporate action of the Bank in conformity with the Indenture, and when the notes have been duly executed, authenticated and issued in accordance with the Indenture, the notes will be validly issued and, to the extent validity of the notes is a matter governed by the laws of the Province of Ontario or Québec, or the laws of Canada applicable therein, and will be valid obligations of the Bank, subject to applicable bankruptcy, insolvency and other laws of general application affecting creditors’ rights, equitable principles, and subject to limitations as to the currency in which judgments in Canada may be rendered, as prescribed by the Currency Act (Canada).  This opinion is given as of the date hereof and is limited to the laws of the Provinces of Ontario and Quebec and the federal laws of Canada applicable thereto.  In addition, this opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated March 6, 2012, which has been filed as Exhibit 5.1 to Royal Bank’s Form 6-K filed with the SEC on March 6, 2012.

In the opinion of Morrison & Foerster LLP, when the notes have been duly completed in accordance with the Indenture and issued and sold as contemplated by the product supplement, the prospectus supplement, and the prospectus, the notes will be valid, binding and enforceable obligations of Royal Bank, entitled to the benefits of the Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith).  This opinion is given as of the date hereof and is limited to the laws of the State of New York.  This opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Indenture and the genuineness of signatures and to such counsel’s reliance on the Bank and other sources as to certain factual matters, all as stated in the legal opinion dated March 6, 2012, which has been filed as Exhibit 5.2 to the Bank’s Form 6-K dated March 6, 2012.

Terms Incorporated in Master Global Security

The terms appearing under the captions “Summary—Terms of the Notes” and “Summary—Redemption Amount Determination” on page TS-2 above, the pricing date, settlement date and maturity date appearing on the cover page, and the applicable terms included in the documents listed under “Summary” on page TS-2 are incorporated into the master global security that represents the notes and is held by The Depository Trust Company.

Where You Can Find More Information

We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates.  Before you invest, you should read the Note Prospectus, including this term sheet, and the other documents that we have filed with the SEC, for more complete information about us and this offering.  You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S toll-free at 1-866-500-5408.

Market-Linked Investments Classification

MLPF&S classifies certain market-linked investments (the “Market-Linked Investments”) into categories, each with different investment characteristics. The following description is meant solely for informational purposes and is not intended to represent any particular Enhanced Income Market-Linked Investment or guarantee any performance.

Enhanced Income Market-Linked Investments are short- to medium-term market-linked notes that offer you a way to enhance your income stream, either through variable or fixed-interest coupons, an added payout at maturity based on the performance of the linked asset, or both.  In exchange for receiving current income, you will generally forfeit upside potential on the linked asset.  Even so, the prospect of higher interest payments and/or an additional payout may equate to a higher return potential than you may be able to find through other fixed-income securities. Enhanced Income Market-Linked Investments generally do not include market downside protection. The degree to which your principal is repaid at maturity is generally determined by the performance of the linked asset. Although enhanced income streams may help offset potential declines in the asset, you can still lose part or all of your original investment.

Coupon Bearing Notes